

Mail Stop 7010

January 31, 2007

Via U.S. Mail and Fax (817-900-1294)
Mr. M.E. Chapman
Chief Financial Officer
Texland Drilling Program – 1981, Ltd.
777 Main Street, Suite 3200
Fort Worth, TX 76102

   Re: Texland Drilling Program – 1981, Ltd.
     Form 10-K for the Fiscal Year Ended December 31, 2005
     Filed April 20, 2006
     File No. 0-10563

Dear Mr. Chapman:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

         /s/ April Sifford

        April Sifford
        Branch Chief Accountant